SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

Current Report Pursuant
to Section 13 or 15(d) of the
Securities Exchange Act of 1934

August 21, 2003

Date of Report (Date of earliest event reported)



SIERRA HEALTH SERVICES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Nevada	1-8865	88-0200415
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(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2724 North Tenaya Way Las Vegas, Nevada		89128
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(Address of principal executive offices)		(Zip Code)

Registrant's telephone number, including area code: (702) 242-7000

Item 5. Other Events and Regulation FD Disclosure

On August 21, 2003, Sierra Health Services, Inc., or Sierra, issued a press release announcing that the TRICARE North Region contract had been awarded to a competitor and that it planned to meet with the Department of Defense over the procurement process for the TRICARE North Region. We will continue to be the prime contractor under the TRICARE Region 1 contract until healthcare service begins, which is expected to start September 2004, under the TRICARE North Region contract. Thereafter, we will commence the phase-out portion under the TRICARE Region 1 contract at substantially reduced revenues. For the year ended December 31, 2002, our Military Health Services Operations segment accounted for $375.7 million, or 29%, of total consolidated revenues and $15.3 million, or 21%, of total consolidated operating income from continuing operations. For the six months ended June 30, 2003, our Military Health Services Operations segment accounted for $220.7 million, or 31%, of total consolidated revenues and $5.5 million, or 9%, of total consolidated operating income from continuing operations. A copy of the press release is attached as Exhibit 99.1 to this Current Report and is incorporated herein by reference.

Item 7. Financial Statements and Exhibits

Exhibits	Description
99.1	Press Release, dated as of August 21, 2003

Statements in this news release referred to above that are not historical facts are forward-looking and based on management's projections, assumptions and estimates; actual results may vary materially. Forward-looking statements are subject to certain risks and uncertainties, which include but are not limited to: 1) potential adverse changes in government regulations, contracts and programs, including TRICARE, Medicare, Medicaid and legislative proposals to eliminate or reduce ERISA pre-emption of state laws that would increase potential managed care litigation exposure; 2) competitive forces that may affect pricing, enrollment and benefit levels; 3) unpredictable medical costs, malpractice litigation exposure, reinsurance costs and inflation; 4) impact of economic conditions; 5) changes in healthcare and workers' compensation reserves; 6) our failure to prevail under a protest of the North Region TRICARE Next Generation contract or our failure to obtain an extension of the Medicare Social HMO contract; and 7) the amount of actual proceeds realized upon the final disposition of the workers' compensation insurance operation or the inability to dispose of such business. Further factors concerning financial risks and results are contained in our Annual Report on Form 10-K for the year ended December 31, 2002, as amended by Form 10-K/A filed on August 15, 2003. Such statements are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and identify important risk factors that could cause our actual results to differ materially from those expressed in any projected, estimated or forward-looking statements relating to Sierra.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SIERRA HEALTH SERVICES, INC.
(Registrant)

Date: August 21, 2003

/S/ PAUL H. PALMER
Paul H. Palmer
Senior Vice President
Chief Financial Officer and Treasurer
(Chief Accounting Officer)